

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2013

<u>Via E-mail</u>
Christopher Neuert
President
Compliance & Risk Management Solutions Inc.
49 Main Street
New Egypt, NJ 08533

> **Re: Compliance & Risk Management Solutions Inc.**
> **Registration Statement on Form S-1**
> **Filed December 4, 2013**
> **File No. 333-192647**

Dear Mr. Neuert:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

   - Disclose that you are an emerging growth company;

   - Describe how and when a company may lose emerging growth company status; and

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

   In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Prospectus Cover Page

4.   We note that you have included the subject to completion legend on the prospectus cover page. Please tell us if you intend to use the prospectus prior to the registration statement being declared effective.

5.   Please revise the cover page of your prospectus to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

6.   Please revise to include an affirmative statement that proceeds from the sale of the Company Shares will not be placed in an escrow or trust account. Refer to Item 501(b)(8)(iii) of Regulation S-K.

7.   Please revise your disclosure to include the anticipated net proceeds from the offering to both you and the selling shareholders. You may wish to show this information assuming the sale of 25%, 50%, 75%, and 100% of the shares you are offering, similar to your disclosure on page 15. Refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 4

8.   We note your disclosure on page 4 that you will focus on building a network of recruiters and consultants. We further note your disclosure on pages 28-29, indicating that you will enter into contractual agreements with recruiters and consultants. Please clarify whether you currently have entered into any contractual agreements with any recruiters or consultants in connection with your two existing clients, or otherwise.

9.   We note your disclosure on page 4 that you will develop a database of GRC technology solutions. We also note your disclosure on page 37, stating that you have started developing such a database. However, on page 30, you disclose that you have entered

into no reseller agreements or separate technology service agreements. Please clarify whether you have acquired any GRC technology solutions or software to date, and whether you have identified any potential GRC technology solutions to acquire.

10.   We note your disclosure on page 4 that upon the completion of building your Business Infrastructure, which appears to include the hiring of recruiters and consultants, you intend to launch a sales and marketing campaign. However, we also note your disclosure on page 14, indicating that you intend to use offering proceeds primarily for sales, marketing, and advertising purposes, and that you do not intend to use any offering proceeds to hire recruiters or consultants. Please reconcile these disclosures and explain how you intend to provide staffing and consulting services to clients without recruiters and consultants.

11.   We note your disclosure on page 4 that you intend to develop an internal Contact Communication System (CCS). We also note your disclosure on page 31 regarding your development of a Centralized Contact System (CCS). Please clarify whether these disclosures refer to the same system, and please explain the purpose of the system(s).

Risk Factors, page 7

12.   We note your risk factor disclosure regarding your controlling stockholder, Mountain Laurel Holdings, Inc. Please expand upon your disclosure here or elsewhere, as appropriate, to provide a description of Mountain Laurel Holdings, Inc.'s business and your relationship with them. We note that Mary Ellen Schloth, the sole shareholder of Mountain Laurel Holdings, Inc., signed the articles of incorporation and material agreements attached as exhibits to your registration statement. Please disclose Mrs. Schloth's current and past affiliations with your company.

13.   We note your risk factor disclosure on page 8 that conflicts of interest between you and your sole officer and director, Christopher Neuert, may arise from Mr. Neuert's other business interests. Please identify here or elsewhere, as appropriate, Mr. Neuert's affiliation with other business entities and provide more detail regarding Mr. Neuert's relationship with them.

14.   We note your disclosure on page 11 that the offering price of the shares was based upon the price that the shares were sold in private placements, with an increase "based on the fact that the shares will be liquid and registered." Please revise to state that there is no guarantee that the shares will be liquid. In addition, we note that on page 15 you disclose that the offering price was arbitrarily determined. Please reconcile this with your disclosure on page 11 concerning how you determined the offering price.

Selling Shareholders, page 16

15.   We note your disclosure on page 16 that "except as indicated in the notes to the table,"

none of the selling shareholders held any position or office with the Company, nor are any of the selling shareholders associates or affiliates of your officers or directors. We further note that the notes to the table do not disclose any such affiliations. Please revise or advise.

Plan of Distribution, page 18

16. We note your disclosure that Mr. Neuert will offer your common stock to individuals and corporations with whom he has an existing or past pre-existing business or personal relationship. Please provide more detail regarding the methods by which Mr. Neuert intends to offer the securities.

State Securities – Blue Sky Laws, page 21

17. We note your reference to being a shell company on page 21. Please revise or advise.

Business Risk Mitigation Trends, page 27

18. We note your references on page 27, and elsewhere, to a 2013 Global Risk Management Survey conducted by Deloitte & Touche LLP. We also note your reference on page 32 to a February 2013 Report by the American Staffing Association, and on page 36 to an Ernst & Young survey. Please provide us with copies of any study or report that you cite or on which you rely. Clearly mark the materials to identify the portions that support your disclosure. Please confirm that any other industry reports or studies on which you rely were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the expert's consent as an exhibit to the registration statement. The requested information should be filed as EDGAR correspondence, or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Our Growth Strategy, page 28

19. We note your disclosure on page 28 that you intend to hire recruiters and consultants. We also note your disclosure on page 39 that you do not expect any significant additions to the number of employees. Please reconcile these disclosures.

20. We note your disclosure that you intend to expand your global footprint. Please provide more detail, including your expertise and experience in international markets and whether you will be seeking clients organized in the U.S. or in jurisdictions outside the U.S.

Our Consulting Services, page 30

21.   We note your disclosure that you have two clients to whom you provide consulting
        services. Please expand your disclosure to identify your clients, describe their principal
        business, and to state your relationship to them, if any. In addition, please state the
        specific consulting services you provide to the two clients.

22.   We note your disclosure that delivery services are being provided for your two clients
        through your agreement with Ocean Cross Business Solutions Group. Please explain
        what you mean by "delivery services."

The Professional Services Consulting Industry, page 32

23.   We note your disclosure that there are no universally recognized market leaders in the
        professional services consulting industry. Please expand your disclosure to state some of
        the larger global firms that provide risk management consulting services, which you will
        compete against.

24.   Please tell us how you arrived at 18,000 restricted shares being eligible for sale pursuant
        to Rule 144 as of February 1, 2014.

Affiliates, page 34

25.   We note your reference on page 34 to this filing as Form 10. Please revise.

Management's Discussion and Analysis . . ., page 36

26.   We note from disclosures on page 15 that the offering price of the common stock has
        been arbitrarily determined and bear no relationship to any objective criterion of value.
        However, we also note from disclosures within Note 3 on page F-9 that you have issued
        shares of common stock ranging in price from $0.01 per share to $0.05 per share. For
        each equity issuance since inception, please expand your disclosures to discuss
        significant factors, assumptions, and valuation techniques used in estimating the fair
        value of the securities issued and explain any significant factors contributing to the
        difference between the fair values of the equity issuances as of the grant date versus your
        offering price.

Liquidity and Capital Resources, page 38

27.   We note your disclosure on page 38 that you need to either borrow funds from
        your officers or raise additional capital. We also note your disclosure on page 39 that
        you believe that the funds available to the Company will be sufficient to continue your
        business for the next 12 months. Please reconcile these disclosures. In addition, please
        expand upon your disclosure to state your anticipated expenditures during the next twelve
        months in executing your plan of operation.

Item 16. Exhibits, page 46

28.   Please file all required exhibits as promptly as possible. If you are not in a
        position to file your legal opinion with the next amendment, please provide a draft copy
        for us to review. The draft opinion should be filed as EDGAR correspondence.

Item 17. Undertakings, page 46

29.   Please revise to include the undertaking set forth at Item 512(h) of Regulation S-K or
        provide us with an analysis as to why you are not required to include it.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
       defense in any proceeding initiated by the Commission or any person under the federal
       securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

        You may contact Wilson Lee, Staff Accountant, at (202) 551-3468, or me at (202) 551-
3438 if you have questions regarding comments on the financial statements and related matters.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or Kristina Aberg, Attorney-Advisor, at (202) 551-3404 with any other questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant

cc: Gregory R. Carney, Esq.